3 December 2001
Number: 34/01

BHP BILLITON BOARD APPROVES DENDROBIUM MINE

BHP Billiton today announced approval for the construction of the Dendrobium metallurgical coal mine in the Illawarra region of New South Wales. Dendrobium will have the capacity to produce 5.2 million tonnes of raw coal per annum. Capital expenditure is estimated at US$126 million.

The BHP Billiton owned and operated Dendrobium mine will be a valuable source of high quality metallurgical coal, a vital component of a coking coal blend for domestic steel producers including the BHP Steel Port Kembla Steelworks, and export markets.

Illawarra Coal is progressively rationalising its mines into increasingly more productive and cost effective operations. The first rationalisation occurred with Cordeaux Colliery placed on care and maintenance in April 2001. Dendrobium will replace the nearby Elouera Colliery which is expected to cease longwall operations following reserves depletion in 2005. The strategy is designed to further move Illawarra Coal's operations into the lower cost quartile while being able to continue the supply of premium coking coal to customers. Illawarra Coal shipped 5.9 million tonnes of coking coal in the year ended 30 June 2001, from total BHP Billiton coking coal shipments of 33.9 million tonnes.

Development will commence immediately with first longwall production expected by early 2005. Dendrobium will be a longwall underground mining operation producing approximately 2.6 million tonnes per annum of metallurgical coal to be blended for domestic and export consumption and one million tonnes per annum of thermal coal (by-product) for export consumption. The mine is expected to reach full production in 2006.

Dendrobium will utilise existing facilities including rail transport, coal preparation plant and pit top facilities. In addition to providing replacement coal, the mine will also contribute to lower operating costs through increased equipment capacity and reduced transportation costs.
BHP Billiton President Carbon Steel Materials Bob Kirkby said: "Dendrobium will provide our domestic steel customers with a reliable and cost-effective supply of coking coal, and will be blended with coals from BHP Billiton's other Illawarra Coal operations to provide a premium product for international customers."

BHP Billiton Board approval of the project follows an examination of the recommendations of a recent Commission of Inquiry, which cleared the way for construction subject to a range of stringent conditions imposed by the New South Wales Government.

The Dendrobium project will employ 170 mine employees and will generate an additional 1000 direct and indirect jobs. The mine has the potential to inject more than A$400 million into the regional economy.

BHP Billiton Illawarra Coal owns and operates four underground coal mines (Appin, Tower, Elouera and West Cliff) in the Illawarra region of New South Wales, Australia. The mines produce coal primarily suitable for coking. Current production capacity of these mines is 7.9 million tonnes of clean wet coal per annum.

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
Email:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
Email:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
Email:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
Email:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
Email:Ariane.Gentil@bhpbilliton.com


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